SECURITIES AND EXCHANGE COMMISSION

RECEIVED AUG 26 2011 SEC MAIL PROCESSING SECTION WASH, D.C. 211

11022415

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36588 8-36558

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/10 (MM/DD/YY) AND ENDING 06/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saturna Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 N. State Street
(No. and Street)

Bellingham (City) WA (State) 98225-4730 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Gibson 360-734-1266 x301
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker LLP
(Name – *if individual, state last, first, middle name*)

1818 Market St., Suite 2400 (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DDS 9/7

MK 3/26/14

OATH OR AFFIRMATION

I, James Gibson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saturna Brokerage Services, Inc., as of June 30th, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTINA N. GRATE
Notary Public
State of Washington
My Commission Expires
June 18, 2012

Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Saturna Brokerage Services

(A wholly owned subsidiary of
Saturna Capital Corporation)

FINANCIAL STATEMENTS
June 30, 2011 and 2010

TAIT, WELLER & BAKER LLP
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Saturna Brokerage Services, Inc.

We have audited the accompanying statements of financial condition of Saturna Brokerage Services, Inc. as of June 30, 2011 and 2010, and the related statements of operations, changes in ownership equity, and cash flows for each of the two years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saturna Brokerage Services, Inc. as of June 30, 2011 and 2010, and the results of its operations and its cash flows for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in pages 10, 11, and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Tait, Weller & Baker LLP

Philadelphia, Pennsylvania
August 24, 2011

SATURNA BROKERAGE SERVICES, INC.
(A wholly owned subsidiary of Saturna Capital Corporation)

STATEMENTS OF FINANCIAL CONDITION

	June 30, 2011	June 30, 2010
Assets		
Cash and cash equivalents	$1,710,211	$1,270,149
Deposits with clearing organization	100,000	50,000
Receivables:		
Mutual fund distribution fees	757,031	581,878
Receivable from affiliate	233,729	284,029
Other receivables	20,939	-
Investments in affiliated mutual funds	229,660	195,798
State revenue tax refundable	76,923	-
Other assets	2,712	2,681
Total assets	$3,131,205	$2,384,535
Liabilities and Stockholders' Equity		
Liabilities:		
Accrued expenses and other current liabilities	$1,799,997	$843,358
Total liabilities	$1,799,997	$843,358
Stockholders' equity:		
Common stock, $10 par value, 100,000 shares authorized, 48,000 issued and outstanding	480,000	480,000
Additional paid-in capital	3,939,716	3,939,716
Accumulated deficit	(3,088,508)	(2,878,539)
Total stockholders' equity	1,331,208	1,541,177
Total liabilities and stockholders' equity	$3,131,205	$2,384,535

The accompanying notes are an integral part of these financial statements.

SATURNA BROKERAGE SERVICES, INC.
(A wholly owned subsidiary of Saturna Capital Corporation)

STATEMENT OF OPERATIONS

	Year Ended June 30, 2011	2010
Revenues:		
Distribution fees, affiliated mutual funds	$8,387,439	$6,503,398
Brokerage commission income	105,126	89,717
Distribution fees, unaffiliated mutual funds	38,071	50,396
Investment income	12,777	3,085
	8,543,413	6,646,596
Expenses:		
Mutual fund distribution	8,387,439	6,503,398
Clearing and trading charges	322,992	333,099
Registration and filing fees	56,795	51,083
Marketing and advertising	43,070	2,885
Occupancy	16,881	19,143
Communications and shipping	8,138	5,215
Other operating expenses	56,801	28,088
	8,892,116	6,942,911
Net operating loss	(348,703)	(296,315)
Other Income and Expenses:		
Unrealized holding gains on trading securities	30,569	12,214
Income tax benefit	108,165	96,595
Net loss	$(209,969)	$(187,506)

The accompanying notes are an integral part of these financial statements.

SATURNA BROKERAGE SERVICES, INC.
(A wholly owned subsidiary of Saturna Capital Corporation)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended June 30, 2011 and 2010

	Common stock		Additional paid-in capital	Accumulated Deficit	Total shareholders' equity
	# shares outstanding	Amount			
Balances at June 30, 2009	**38,000**	**$380,000**	**$3,039,716**	**$(2,691,033)**	**$728,683**
Capital contribution	10,000	100,000	900,000		1,000,000
Net loss				(187,506)	(187,506)
Balances at June 30, 2010	**48,000**	**$480,000**	**$3,939,716**	**$(2,878,539)**	**$1,541,177**
Net loss				(209,969)	(209,969)
Balances at June 30, 2011	**48,000**	**$480,000**	**$3,939,716**	**$(3,088,508)**	**$1,331,208**

The accompanying notes are an integral part of these financial statements.

SATURNA BROKERAGE SERVICES, INC.
(A wholly owned subsidiary of Saturna Capital Corporation)

STATEMENTS OF CASH FLOWS

	Year ended June 30, 2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$(209,969)	$(187,506)
Adjustments to reconcile net loss to net cash used by operating activities:		
(Increase) decrease in operating assets:		
Cash deposited with clearing organizations	(100,000)	
Mutual fund distribution fees receivable from affiliate	(175,153)	(189,029)
Other receivables from affiliate	50,300	(240,187)
Other receivables	(20,939)	
State revenue tax refundable	(76,923)	
Other assets	(31)	(826)
Increase (decrease) in operating liabilities:		
Accrued expenses and accounts payable	956,639	186,867
Net cash provided by operating activities	423,924	(430,681)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Reinvestment of dividend income	(3,293)	(3,085)
Investments in affiliated mutual funds	(30,569)	(12,181)
Net cash used by investing activities	(33,862)	(15,266)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contribution	0	1,000,000
Net cash flows provided by financing activities:	0	1,000,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	390,062	554,053
CASH AND CASH EQUIVALENTS - Beginning of year	1,320,149	766,096
CASH AND CASH EQUIVALENTS - End of year	$1,710,211	$1,320,149

The accompanying notes are an integral part of these financial statements.

SATURNA BROKERAGE SERVICES, INC.
(A wholly owned subsidiary of Saturna Capital Corporation)

NOTES TO FINANCIAL STATEMENTS
June 30, 2011 and 2010

Note 1 - ORGANIZATION

Saturna Brokerage Services, Inc. (the "Company" or "SBS") was organized under the laws of the state of Washington on September 2, 1986 as a broker-dealer. The company is a wholly owned subsidiary of Saturna Capital Corporation (Saturna).

Note 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities; the disclosure of contingent assets and liabilities at the date of the financial statements; and the amounts of revenues and expenses reported during the period under review. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of financial condition and cash flows, SBS considers all short-term investments with an original maturity of three months or less to be cash equivalents.

SBS maintains cash balances at two financial institutions that participate in the Federal Deposit Insurance Corporation's (FDIC) Transaction Account Guarantee Program. Under the Program, all noninterest-bearing transaction accounts are fully guaranteed by the FDIC for the entire amount in the account through December 31, 2012. Coverage under the Program is in addition to and separate from the standard $250,000 coverage per depositor that is available under the FDIC's general deposit insurance rules.

Investment in affiliated mutual funds

SBS' sole investments are in affiliated mutual funds, consisting of short- and long-term taxable bonds and equities. These investments were valued at $229,660 as of June 30, 2011.

Authoritative fair valuation accounting standards set out a three-tier hierarchy of inputs for establishing and disclosing the fair value of investments. Under Level 1 of this hierarchy, which SBS uses in determining the value of its investments, SBS refers to unadjusted quoted prices in active markets for identical assets or liabilities that SBS can access.

Income taxes

SBS files a consolidated income tax return with Saturna Capital. For financial statement purposes, income tax expense is calculated as if SBS filed a separate return.

Management has analyzed the company's position taken on federal income tax returns for all open tax years (2008-2011) and has concluded that no additional adjustments are required in the company's financial statements.

Advertising costs

SBS expenses advertising and marketing costs when incurred.

12b-1 plan distribution

SBS, as underwriter for the Amana funds and at no profit to itself, receives up to 0.25% of Amana's daily net assets annually for various marketing and distribution expenses. For the year from July 1, 2010 through June 30, 2011, SBS was paid $7,892,814 by Amana Mutual Funds Trust. In addition, SBS made $12,015,571 in payments for Amana's distribution, of which the portion in excess of 12b-1 receipts was borne by Saturna Capital per the two companies' expense-sharing understanding. For the year from July 1, 2009 through June 30, 2010, SBS was paid $6,167,097 by Amana Mutual Funds Trust, and made $9,244,625 in payments for Amana's distribution. Distribution expenses exceed revenues primarily because mutual fund distribution platforms used by Amana charge up to 0.40% of Amana's daily net assets, and Amana assets from these distribution platforms continued to increase dramatically in the last two fiscal years.

SBS also acts as the underwriter for the five Sextant funds in the Saturna Investment Trust. As underwriter of the Sextant funds, SBS receives up to 0.25% of the funds' daily net assets annually for various marketing and distribution expenses. For the year from July 1, 2010 through June 30, 2011, SBS was paid $494,624 by Saturna Investment Trust. In addition, SBS made $650,589 in payments for Sextant fund distribution and marketing, of which the portion in excess of 12b-1 receipts was borne by Saturna Capital per the two companies' expense-sharing understanding. For the year from July 1, 2009 through June 30, 2010, SBS was paid $336,302 by Saturna Investment Trust, and made $394,022 in payments for Sextant fund distribution and marketing.

Note 3 - NET CAPITAL REQUIREMENTS

SBS is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital to ensure that the ratio of aggregate indebtedness to net capital, both as defined, does not exceed 15 to 1. At June 30, 2011 and 2010, SBS' net capital of $307,403 and $647,210 was $187,403 and $590,986 in excess of its required net capital, respectively. The ratio of SBS' aggregate indebtedness to net capital was 5.856 to 1 and 1.303 to 1 at June 30, 2011 and 2010, respectively.

Note 4 - TRANSACTIONS WITH AFFILIATED PERSONS

SBS is a wholly owned subsidiary of Saturna Capital. Due to his common stock ownership, the chairman of the board of Saturna Capital is deemed to be its controlling person. The chairman of Saturna Capital is also a director of SBS; chairman and a director of Saturna Trust Company; a director of Saturna Sdn Bhd; and is a trustee, president and fund shareowner of both Amana Mutual Funds Trust and Saturna Investment Trust (the Trusts). The president of Saturna Capital is the chairman's daughter, and is a director of Saturna Capital, SBS, and Saturna Trust Company.

Among other customers, SBS provides brokerage execution services to private accounts and mutual funds managed by its parent, Saturna Capital Corporation. Effective January 1, 2005, SBS executes transactions for these managed accounts for no commission. This negatively impacts SBS, since it still must pay its clearing and other charges for these transactions.

SBS shares its principal executive offices with Saturna, and all employees of SBS are employees of Saturna. The companies maintain an expense sharing agreement. For the years ended June

30, 2011 and 2010, Saturna waived payment for services provided by Saturna personnel on behalf of SBS. The $1,799,997 balance in Accrued Expenses and Other Current Liabilities includes a $750,000 short-term advance payable to Saturna Capital.

Note 5 - PROVISION FOR INCOME TAXES

No deferred tax assets or liabilities were recorded at June 30, 2011 and 2010 as there were no material temporary differences between the carrying amounts and tax bases of other assets and liabilities. SBS records a receivable from Saturna Capital for the tax benefit of the taxable loss that SBS generates. For the years ended June 30, 2011 and 2010, SBS recorded a current federal tax benefit of $108,165 and $96,595, respectively.

Note 6 – SUBSEQUENT EVENTS

Saturna Brokerage Services has evaluated events and transactions for potential recognition or disclosure through the date these financial statements were issued. There were no events or transactions that occurred between the balance sheet date and the date that the financial statements were issued that materially impacted the amounts or disclosures in the company's financial statements.

Schedule I

COMPUTATION of NET CAPITAL under RULE 15c3-1 of THE SECURITIES AND EXCHANGE COMMISSION As of June 30, 2011

<u>Net capital</u>

Total stockholders' equity	$1,331,208
Less – Stockholders' equity not allowable for net capital	0
Total stockholders' equity qualified for net capital	1,331,208
Add:	
Liabilities subordinated to claims of general creditors allowable in computations of net capital	0
Other deductions or allowable credits	0
Total capital and allowable subordinated liabilities	1,331,208
Deductions and/or charges:	
Nonallowable assets	(1,091,334)
Secured demand note deficiency	0
Commodity futures contracts and spot commodities	0
Other deductions and/or charges	0
Other additions and/or allowable credits	0
Net capital before haircuts on securities positions	$239,874

(Continued on next page)

SATURNA BROKERAGE SERVICES, INC.
(A wholly owned subsidiary of Saturna Capital Corporation)

Schedule I (continued)

COMPUTATION of NET CAPITAL under RULE 15c3-1 of THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2011

Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):	
Contractual securities commitments	0
Subordinated securities borrowings	0
Trading and investment securities:	
Exempted securities	0
Debt securities	0
Options	0
Other securities	(30,334)
Undue concentrations	0
Other	0
Net capital	$209,540
Aggregate indebtedness	
Total aggregate indebtedness liabilities from statement of financial condition	$1,799,997
Add:	
Drafts from immediate credit	0
Market value of securities borrowed for which no equivalent value is paid or credited	0
Other unrecorded amounts	0
Total aggregate indebtedness	$1,799,997
Computation of basic net capital requirement	
Minimum net capital required	$120,000
Excess net capital	$89,540
Ratio: Aggregate indebtedness to net capital	8.5902 to 1

The Net Capital as reported in the company's audited FOCUS report agrees with the audited Net Capital reported above.

SATURNA BROKERAGE SERVICES, INC.
(A wholly owned subsidiary of Saturna Capital Corporation)

Schedule II

COMPUTATION for DETERMINATION of RESERVE REQUIREMENTS for BROKERS AND DEALERS PURSUANT to RULE 15c3-3 of THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2011

SBS is exempt from Rule 15c3-3 of the Securities and Exchange Commission under exemptive provision (K)(2)(i), because all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

TAIT, WELLER & BAKER LLP

Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Saturna Brokerage Services, Inc
Bellingham, Washington

In planning and performing our audit of the financial statements of Saturna Brokerage Services, Inc (the "Company"), as of and for the year ended June 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining effective internal control over financial reporting and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company's assets that could have a material effect on the financial statements. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tait, Weller & Baker LLP

Philadelphia, Pennsylvania
August 24, 2011

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 6/30/2011
(Read carefully the instructions in your Working Copy before completing this Form)

Copy to Tait 8/24/11

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

036558 FINRA JUN
SATURNA BROKERAGE SERVICES INC
ATTN JAMES GIBSON
1300 N STATE ST
BELLINGHAM WA 98225-4715

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment (item 2e from page 2) $ 0
B. Less payment made with SIPC-6 filed (exclude interest) (0)
______
Date Paid
C. Less prior overpayment applied ( )
D. Assessment balance due or (overpayment) 0
E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______
F. Total assessment balance and interest due (or overpayment carried forward) $ 0
G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0
H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Saturna Brokerage Services, Inc
(Name of Corporation, Partnership or other organization)

James O Gibson
(Authorized Signature)

CFO
(Title)

Dated the 24 day of August, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

6/30/11

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/2010
and ending 6/30/2011
Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 8,564,572
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	8,387,439
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	297,094
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	30,569
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	8,715,102
2d. SIPC Net Operating Revenues	$ <150,530>
2e. General Assessment @ .0025 — NO MINIMUM FOR FYE AFTER 7/31/10.	$ -0-

(to page 1, line 2.A.)

TAIT, WELLER & BAKER LLP

Certified Public Accountants

**INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES**

**To the Board of Directors
Saturna Brokerage Services, Inc.
Bellingham, Washington**

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the fiscal period beginning July 1, 2010 and ending June 30, 2011, which were agreed to by Saturna Brokerage Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you in evaluating Saturna Brokerage Services, Inc.'s compliance with Rule 17a-5(e)(4). Saturna Brokerage Inc.'s management is responsible for the Saturna Brokerage Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purposes for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1. Compared the listed assessment payments with respective cash disbursement records entries noting no exceptions;

2. Compared the amounts reported on the Focus Reports for each quarter during the fiscal year ended June 30, 2011 to related working paper which support the amounts reported on the General Assessment Reconciliation (Form SIPC-7T) for the year ended June 30, 2011 noting no exceptions;

3. Compared any adjustments reported in Form SIPC 7-T and in the related schedules and working papers supporting the adjustments noting no exception;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC 7-T and in the related schedules and working papers supporting the adjustments noting no exception.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and us of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tait, Weller & Baker LLP

**Philadelphia, Pennsylvania
August 24, 2011**